THUNDER ENERGIES CORPORATION

1444 Rainville Road

Tarpon Springs, FL 34689

(727) 940-3944

September 7, 2018

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Re:	Thunder Energies Corporation
Request for Withdrawal of Registration Statement on Form S-1 Filed March 2, 2018 File No. 333-223423

Dear Ms. Barberena-Meissner:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Thunder Energies Corporation, a Florida corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-223423), together with Amendment No. 1 (filed on July 5, 2018) and all exhibits thereto (collectively, the “Registration Statement”) initially filed with the Commission on March 2, 2018. This application is being made because the Company is seeking to have the Commission change its Standard Industry Code to 3559 – Special Industry Machinery NEC. The Company may file a new Registration Statement on Form S-1 in the future but has no specific plans to do so at this time.

The Company confirms that the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

Irene Barberena-Meissner, Esq.

Re: Thunder Energies Corporation

September 7, 2018

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely, THUNDER ENERGIES CORPORATON

By:	/s/ Ruggero M. Santilli
Name:	Dr. Ruggero M. Santilli
Title:	Chief Executive Officer